Exhibit 99.1
Press Release
Geneva Arbitration Tribunal Says Alfa Cannot Nominate More Than Four Candidates to VimpelCom Board
(Fornebu, Norway - 30 January 2007) A Geneva arbitration tribunal has ruled that Alfa cannot nominate more than four candidates for election to the VimpelCom Board. The tribunal has upheld the validity of the VimpelCom Shareholders Agreement, which Alfa violated in 2005 and 2006 by nominating more candidates for election to the VimpelCom Board than it was entitled to. The arbitration tribunal also upheld Telenor’s right under the Agreement to nominate five candidates for election the VimpelCom Board.
The tribunal’s interim award dated 25 January 2007 also establishes detailed procedures for the parties to follow in connection with the nomination of candidates for election to the VimpelCom Board at VimpelCom’s 2007 AGM. The tribunal will maintain its jurisdiction over the nomination and election process through the 2007 AGM and issue a final award following the 2007 AGM.
Telenor commenced the arbitration proceeding against Alfa Group affiliates Eco Telecom, CTF Holdings and Eco Holdings in November 2005 in connection with Eco Telecom nominating more candidates for election to the VimpelCom Board than it was entitled to nominate under the VimpelCom Shareholders Agreement.
“We are delighted with this outcome,” said Telenor spokesperson Dag Melgaard. “Our objective in bringing this arbitration has been to force Alfa to comply with the VimpelCom Shareholders Agreement. The tribunal has upheld the validity of the Agreement and crafted a remedy that provides the parties with guidance as to how the nomination process should be conducted and will ensure compliance with the tribunal’s award.”
Consistent with the terms of the Agreement, the tribunal’s award requires one of the four candidates nominated by Alfa to be independent and two of the five candidates nominated by Telenor to be independent. With respect to Telenor’s fifth candidate (who must be independent), the award requires Alfa to approve one of not less than five potential candidates whose names are submitted by Telenor.
Further information:
Dag Melgaard, Vice President and Press Spokesman, Telenor ASA, tel +47 901 92 000 Email: dag.melgaard@telenor.com